

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Mr. Worthing F. Jackman
Chief Financial Officer
Waste Connections, Inc.
2295 Iron Point Road, Suite 200
Folsom, CA 95630

> **Re: Waste Connections, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 9, 2010**
>   **Response Letter Dated December 13, 2010**
>   **File No. 1-31507**

Dear Mr. Jackman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John M. Hartz
Senior Assistant Chief Accountant